# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexpu Ltd., CIK 0001938865
CUSIP: G8923U129
Title of class of securities: Class A Ordinary Shares, par value US$0.000001
Address of issuer's principal executive offices: 15N, Block B, Zhongzhou Holding Financial Center, Nanshan District, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 06/17/2025
Filed by CIK 0001940075
Persons authorized to receive notices and communications: Ruilin Xu, 15N, Block B, Zhongzhou Holding Financial Center, Nanshan District, Shenzhen, China (F4), 518000, (86) 182 1944 5669

## Reporting persons
- Ruilin Xu (CIK 0001940075): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 30,974,600; shared voting power 1,212,768; sole dispositive power 30,974,600; shared dispositive power 1,212,768; aggregate amount beneficially owned 32,187,368 (90.71% of the class)
  Comment: Numbers in Rows (7) & (9) represent the voting power of 154,873 Class B ordinary shares, par value of US$0.000001 per share (the "Class B Ordinary Shares"), directly held by the reporting person.
  
  Numbers in Rows (8) and (10) represent the voting power of 768 class A ordinary shares, par value of US$0.000001 per share (the "Class A Ordinary Shares") and 6,060 Class B Ordinary Shares, directly held by Xu Ruilin Capital Co. Ltd. ("Xu Ruilin Capital"), which is an entity controlled by the reporting person.
  
  Number in Row (11) represents the voting power of 768 Class A Ordinary Shares and 6,060 Class B Ordinary Shares, held by Xu Ruilin Capital, and154,873 Class B Ordinary Shares, directly held by Ruilin Xu. The Class B Ordinary Shares are convertible to Class A Ordinary Shares at any time on a one for two hundred basis. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to two hundred (200) votes. Each Class B Ordinary Share may be converted to two hundred (200) Class A Ordinary Shares at the option of the holder.
  
  The beneficial ownership percentage in Row (13) is calculated based on 3,295,826 Class A Ordinary Shares and 160,933 Class B Ordinary Shares of the Issuer issued and outstanding as of October 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.000001
Name of issuer: Nexpu Ltd.
Address of issuer's principal executive offices: 15N, Block B, Zhongzhou Holding Financial Center, Nanshan District, Shenzhen, China (F4), 518000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Ruilin Xu ("Xu" or the "Reporting Person"), who is the chief executive officer and chairman of the board of directors of the Issuer, as well as the sole director and shareholder of Xu Ruilin Capital.
Residence or business address: The principal place of business for the Reporting Person is 15N, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong, China.
Present principal occupation or employment: The principal occupation of the Reporting Person is the chief executive officer and chairman of the board of directors of the Issuer, whose principal business is the sales of AI data collection and analysis servers, and sales of intelligent robot. The address of the Issuer is provided in Item 1(c).
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ruilin Xu is a citizen of P.R. China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 27, 2026, the Issuer issued 20,991 Class B Ordinary Shares to Xu, pursuant to the employment agreement, between the Issuer and Xu, dated August 22, 2022 (the "Employment Agreement").

On May 8, 2026, the Issuer issued 81,081 Class B Ordinary Shares to Xu, pursuant to the Employment Agreement.

On November 27, 2025, the Issuer issued 51,282 Class B Ordinary Shares to Xu, pursuant to the Employment Agreement.

On June 17, 2025, the Issuer issued 1,519 (on the post-1:25-reverse split basis) Class B Ordinary Shares to Xu, pursuant to the Employment Agreement.

Xu held, indirectly through Xu Ruilin Capital, 768 Class A Ordinary Shares and 6,060 Class B Ordinary Shares as of September 8, 2025.

Xu serves as chairman of the board of directors of the Issuer. In such capacities, he may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers, and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, he may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, he does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Ruilin Xu indirectly owns 768 Class A Ordinary Shares and 6,060 Class B Ordinary Shares through Xu Ruilin Capital, and directly owns 154,873 Class B Ordinary Shares. Each Class B Ordinary Share is entitled to two hundred (200) votes on any matter on which action of the shareholders of the Issuer is sought and may be converted to two hundred (200) Class A Ordinary Shares at the option of the holder. Ruilin Xu beneficially owns 90.71% of total voting power of the Issuer as of October 8, 2026. The percentage of beneficial ownership of the Reporting Person, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned by Reporting Person as set forth in this Schedule 13D by (ii) the total number of Class A Ordinary Shares and Class B Ordinary Shares outstanding as of October 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Ruilin Xu has shared voting and shared dispositive power over 768 Class A Ordinary Shares and 6,060 Class B Ordinary Shares he holds through Xu Ruilin Capital. He has sole voting and dispositive power over 154,873 Class B Ordinary Shares.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D, the Reporting Person has not effectuated any transactions relating to the ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N.A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable. Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships between the person named in Item 2 hereof and the Issuer with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 Employment Agreement between Nexpu Ltd. (formerly known as Top KingWin Ltd) and Ruilin Xu, dated August 22, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer's Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission on January 18, 2023).

## Signatures
- Ruilin Xu: /s/ Ruilin Xu, Ruilin Xu (10/09/2026)